Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

October 24, 2012

VIA EDGAR

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Form N-1A Filing for Eaton Vance Series Fund, Inc. (the “Registrant”) on behalf of Eaton Vance Institutional Emerging Markets Local Debt Strategy (the “Fund”) (File Nos. 333-182175; 811-22714) (the “Filing”).

Ladies and Gentlemen:

Earlier today a filing was made on behalf of the Registrant on Form 485APOS (Accession No. 0000940394-12-001032).   The filing was inadvertently filed under the wrong Form Type and subsequently was re-submitted under Form N-1A/A (Accession No. 0000940394-12-001034).  If you have any questions concerning the foregoing, please contact the undersigned at (617) 672-8507.

Very truly yours,

/s/ David D. Barr

David D. Barr, Esq.

Vice President